Filed Pursuant to Rule 433
Registration Statement No. 333-137490

FOR IMMEDIATE RELEASE

CONTACTS
Charles D. Christy	Kristine D. Brenner
EVP & Chief Financial Officer	Director of Investor Relations
(810) 237-4200	(810) 257-2506
charlie.christy@citizensbanking.com	kristine.brenner@citizensbanking.com

CITIZENS REPUBLIC PRICES $200 MILLION IN CONCURRENT OFFERINGS OF
COMMON STOCK AND CONTINGENT CONVERTIBLE PERPETUAL NON-
CUMULATIVE PREFERRED STOCK

FLINT, Mich., June 6, 2008 -- Citizens Republic Bancorp, Inc. (Nasdaq: CRBC) announced today it has priced its previously announced concurrent offerings of $79.6 million or 19,904,450 million shares of common stock and $120.4 million or 2,407,644 million shares of contingent convertible perpetual non-cumulative preferred stock, Series A, with a liquidation preference of $50 per share. Citizens has granted the underwriters a 30-day option to purchase up to an additional 15% on each offering to cover over-allotments. The offerings are expected to close on June 11, 2008. The additional capital will enhance Citizens’ balance sheet and enable it to remain focused on executing its strategic objectives and delivering long-term shareholder value as current economic and credit conditions improve.

The common stock offering was priced at $4.00 per share and Citizens estimates that the net proceeds from the common stock offering will be approximately $75.2 million, after deducting underwriting commissions and offering expenses (or approximately $86.6 million if the underwriters exercise their over-allotment option to purchase additional shares of common stock in full). Citizens estimates that the net proceeds from the contingent convertible perpetual non-cumulative preferred stock offering will be approximately $113.8 million, after deducting underwriting commissions and offering expenses (or approximately $130.9 million if the underwriters exercise their over-allotment option to purchase additional shares of preferred stock in full). Based on the common stock closing market price on June 5, 2008, the issue date of the preferred stock offering, we expect to record a beneficial conversion of $11.7 million. The company anticipates making a corresponding credit to additional paid in capital which will not affect total shareholders equity, capital or capital adequacy ratios.

Shareholder approval will be required to increase the number of authorized shares to allow for conversion of the preferred stock to common stock and Citizens intends to seek such approval no later than 120 days after completion of this offering. Each share of preferred stock will automatically convert into 12.5 shares of common stock, subject to anti-dilution adjustments, five business days after Citizens has received shareholder approval. The preferred stock will receive, when, as and if declared by Citizens’ Board of Directors, dividends equal to those declared on the common stock on an as-if-converted basis. In the event shareholder approval is not obtained by the 120th day, additional special dividends will be payable, when, as and if declared by Citizens’ Board of Directors on a quarterly basis. The conversion rate will be subject to customary anti-dilution adjustments and will also be adjusted upon the occurrence of certain events.

Morgan Stanley & Co. Incorporated and Citi are serving as joint bookrunning managers for these offerings. The offerings were made under Citizens’ shelf registration statement filed with the Securities and Exchange Commission.

Additional Information
Citizens has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplements dated June 5, 2008, the accompanying prospectus dated September 21, 2006 and other documents we have filed with the SEC for more complete information about Citizens and these offerings. You may obtain these documents and other documents Citizens has filed for free by visiting the SEC’s web site at www.sec.gov. Alternatively, Citizens, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplements and accompanying prospectus if you request them by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, email: prospectus@morganstanley.com, telephone (866) 718-1649 or Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone (877) 858-5407, facsimile (718) 765-6734.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Corporate Profile
Citizens Republic Bancorp is a diversified financial services company providing a wide range of commercial, consumer, mortgage banking, trust and financial planning services to a broad client base. Citizens Republic Bancorp serves communities in Michigan, Ohio, Wisconsin, and Indiana as Citizens Bank and in Iowa as F&M Bank, with 239 offices and 265 ATMs. Citizens Republic Bancorp is the largest bank holding company headquartered in Michigan with roots dating back to 1871. Citizens Republic Bancorp is the 41st largest bank holding company headquartered in the United States. More information about Citizens Republic Bancorp is available at www.citizensbanking.com.

Safe Harbor Statement
Discussions and statements in this release that are not statements of historical fact, including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” and “plan,” including without limitation future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts, are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information.

Factors that could cause or contribute to such differences include, without limitation, adverse changes in Citizens’ loan and lease portfolios resulting in credit risk-related losses and expenses (including without limitation losses due to fraud, Michigan automobile-related industry changes and shortfalls, deterioration in commercial and residential real estate values, and other economic factors) as well as additional increases in the allowance for loan losses; fluctuations in market interest rates, the effects on net interest income of changes in Citizens’ interest rate risk position and the potential inability to hedge interest rate risks economically; adverse changes in economic or financial market conditions and the economic effects of terrorist attacks and potential attacks; Citizens’ potential inability to continue to attract core deposits; Citizens’ potential inability to continue to obtain third party financing on favorable terms; adverse changes in competition, pricing environments or relationships with major customers; unanticipated expenses and payments relating to litigation brought against Citizens from time to time; Citizens’ potential inability to adequately invest in and implement products and services in response to technological changes; adverse changes in applicable laws and regulatory requirements; the potential lack of market acceptance of Citizens’ products and services; changes in accounting and tax rules and interpretations that negatively impact results of operations or financial position; the potential inadequacy of Citizens’ business continuity plans or data security systems; the potential failure of Citizens’ external vendors to fulfill their contractual obligations to Citizens; Citizens’ potential inability to integrate acquired operations; unanticipated environmental liabilities or costs; impairment of the ability of the banking subsidiaries to pay dividends to the holding company parent; the potential circumvention of Citizens’ controls and procedures; Citizens’ success in managing the risks involved in the foregoing; and other risks and uncertainties detailed from time to time in its filings with the SEC, which are available at the SEC’s web site www.sec.gov. Other factors not currently anticipated may also materially and adversely affect Citizens’ results of operations, cash flows and financial position. There can be no assurance that future results will meet expectations. While Citizens believes that the forward-looking statements in this release are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. Citizens does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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